SECURI 14045099 ISSION

OMB APPROVAL
OMB Number: . .3235-0123 Expires: . . ..March 31, 2016 Estimated average burden hours per response . .. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-02671

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/12 (MM/DD/YY) AND ENDING 11/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 11th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Galvin — (212) 707-6304
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	NY	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 22 2014
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

JEFFERIES EXECUTION SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

I, Kevin Galvin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Jefferies Execution Services, Inc. as of November 30, 2013 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature January 28, 2014
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28th day of January 2014

Notary Public

MATTHEW FLUDGATE
Notary Public, State of New York
No. 01FL5061197
Qualified in New York County
Commission Expires November 1, 20 14

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of Jefferies Execution Services, Inc.:

We have audited the accompanying financial statements of Jefferies Execution Services, Inc. (the "Successor"), which comprise the statement of financial condition as of November 30, 2013 and the related statements of earnings, changes in stockholder's equity and cash flows for the period March 1, 2013 through November 30, 2013.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. at November 30, 2013 and the results of its operations and its cash flows for the period March 1, 2013 through November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental computation of net capital under Rule 15c3-1 of the Securities Exchange Act of

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

1934 in schedule g is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
January 28, 2014

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of Jefferies Execution Services, Inc.:

We have audited the accompanying financial statements of Jefferies Execution Services, Inc. (the "Predecessor"), which comprise the statements of earnings, changes in stockholder's equity and cash flows for the period December 1, 2012 through February 28, 2013.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Jefferies Execution Services, Inc. for the period December 1, 2012 through February 28, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
January 28, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2013
(Dollars in thousands)

ASSETS	
Cash and cash equivalents	$ 6,414
Receivable from Jefferies LLC	1,636
Commissions receivable	67
Premises and equipment - net	18
Goodwill	4,221
Intangible assets	805
Other assets	44
Total assets	$ 13,205
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to Parent	1,723
Accrued expenses and other liabilities	1,851
Total liabilities	3,574
STOCKHOLDER'S EQUITY:	
Common stock of $0.05 par value — authorized 20,000,000 shares; issued and outstanding 19,881,383 shares	994
Additional paid-in capital	7,196
Retained earnings	1,441
Total stockholder's equity	9,631
Total liabilities and stockholder's equity	$ 13,205

The accompanying notes are an integral part of these financial statements.

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013 AND THE THREE MONTHS ENDED FEBRUARY 28, 2013
(Dollars in thousands)

	Successor Nine Months Ended November 30, 2013	Predecessor Three Months Ended February 28, 2013
REVENUES:		
Commissions	$ 6,665	$ 1,902
Other revenues	370	(1)
Total revenues	7,035	1,901
NON-INTEREST EXPENSES:		
Technology and communications	1,695	636
Services provided by Jefferies LLC	1,125	375
Compensation and benefits	736	260
Floor brokerage and clearing fees	220	35
Trading licenses, exchange membership dues and other expenses	591	127
Total non-interest expenses	4,367	1,433
EARNINGS BEFORE INCOME TAXES	2,668	468
INCOME TAX EXPENSE	1,227	209
NET EARNINGS	$ 1,441	$ 259

JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2013 AND
NINE MONTHS ENDED NOVEMBER 30, 2013
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Predecessor				
BALANCE — November 30, 2012	$ 994	$ 12,065	$ 3,266	$ 16,325
Net earnings	-	-	259	259
Dividend distribution to Parent	-	(9,562)	(3,438)	(13,000)
Tax detriment on stock based awards	-	(8)	-	(8)
BALANCE — February 28, 2013	$ 994	$ 2,495	$ 87	$ 3,576
Successor				
BALANCE — March 1, 2013	$ 994	$ 7,196	$ -	$ 8,190
Net earnings	-	-	1,441	1,441
Dividend distribution to Parent	-	-	-	-
Tax detriment on stock based awards	-	-	-	-
BALANCE — November 30, 2013	$ 994	$ 7,196	$ 1,441	$ 9,631

JEFFERIES EXECUTION SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2013 AND THE THREE MONTHS ENDED FEBRUARY 28, 2013
(Dollars in thousands)

	Successor	Predecessor
	Nine Months Ended November 30, 2013	Three Months Ended February 28, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 1,441	$ 259
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	35	8
Decrease (increase) in operating assets:		
Receivable from Parent	-	3,279
Receivable from Jefferies LLC	162	(99)
Commissions receivable	(49)	127
Other assets	13	(1)
Increase (decrease) in operating liabilities:		
Due to Parent	1,656	67
Accrued expenses and other liabilities	(476)	(125)
Net cash provided by operating activities	2,782	3,515
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend distribution to Parent	-	(13,000)
Tax detriment on issuance of stock based awards	-	(8)
Net cash used in financing activities	-	(13,008)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,782	(9,493)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,632	13,125
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 6,414	$ 3,632

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Pursuant to a tax sharing agreement, income taxes are settled with the Parent.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies Execution Services, Inc. (the "Company") is a wholly owned subsidiary of Jefferies Group LLC (the "Parent"). On March 1, 2013, the Parent, through a series of merger transactions, became a wholly owned subsidiary of Leucadia National Corporation ("Leucadia" or the "Ultimate Parent") (the "Merger Transaction"), a diversified holding company. See Note 3, Merger Transaction for further information as it relates to the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"). The Company's business primarily consists of electronic and manual execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic market places for Jefferies LLC, a registered broker-dealer and subsidiary of the Parent, and other financial institutions. The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, as of November 30, 2013, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii). The Company clears transactions on a fully disclosed basis through Jefferies LLC.

Basis of Presentation — The Merger Transaction between the Parent and Leucadia was accounted for using the acquisition method of accounting, which requires that the assets, including identifiable intangible assets, and liabilities of the Parent be fair valued. The application of the acquisition method of accounting has been pushed-down and reflected in the financial statements of the Company establishing a new basis of accounting for the assets and liabilities of the Company. Accordingly, the financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the completion of the Merger Transaction. The Predecessor and Successor periods have been separated by a vertical line on the face of the financial statements to highlight the fact that the financial information for such periods has been prepared under two different cost basis of accounting.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The most significant of these estimates and assumptions relate to the carrying amount of goodwill and intangible assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2013 through the date that these financial statements were issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Commissions — Revenue is derived from commissions received for executing trades on the New York Stock Exchange and other exchanges and electronic market places for related and third party broker-dealers and institutions. Commission revenue is recorded on a trade-date basis.

Cash and Cash Equivalents — Cash consists of demand deposit accounts. One financial institution held such amounts at November 30, 2013.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2013, Premises and equipment amounted to $1,449,000 and the related accumulated depreciation was $1,431,000.

Goodwill — Goodwill is the cost of acquired companies in excess of the fair value of net assets at the date of acquisition. The Company assesses whether goodwill has been impaired on an annual basis or when an event or change in circumstance occurs that would more likely than not reduce the fair value of the Company below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that an impairment is likely to have occurred. If after assessing the totality of events and circumstances, the Company concludes that it is more likely than not that the fair value of the Company is less than its carrying amount, a two-step quantitative analysis is performed to determine the amount of impairment, if any. If after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of the Company is less than its carrying amount, a quantitative impairment test is not necessary and goodwill is not impaired. Periodically evaluating goodwill for impairment requires significant judgment and often involves the use of estimates and assumptions that could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge.

Following the Merger Transaction, the Company changed its annual goodwill impairment testing date from June 1 to August 1.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist, by comparing the carrying value of the finite-lived intangible asset to the current and future cash flows expected to be generated from such asset on an undiscounted basis, including eventual disposition. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test.

For both amortizable and indefinite-lived intangible assets, to the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. For an intangible asset with a finite live, the new cost basis is amortized over the remaining useful life of that asset. Subsequent reversal of

impairment losses is not permitted. The Company's annual indefinite-lived intangible asset impairment testing date was changed from June 1 to August 1 following the Merger Transaction.

Income Taxes — The results of operations of the Company are included in the consolidated Federal and applicable state and local income tax returns filed by the Ultimate Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under acquisition accounting for the Merger Transaction, the recognition of certain assets and liabilities at fair value created a change in the financial reporting basis for the Company's assets and liabilities, while the tax basis of the Company's assets and liabilities remained the same. As a result, deferred tax assets and liabilities were recognized for the change in the basis differences. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. Pursuant to a tax sharing agreement entered into between the Company and the Parent, payments are made to the Parent to settle current and deferred tax assets and liabilities.

The Company recognizes tax positions in the financial statement only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

The Company recognizes interest expense, if any, related to unrecognized tax benefits in Interest expense and penalties, if any, are recognized in Trade licenses, exchange membership dues and other expenses in the Statement of Earnings.

Share-Based Compensation — The Parent and, subsequent to the Merger Transaction, the Ultimate Parent issues restricted stock and restricted stock units ("RSUs") to certain employees of the Company under an Incentive Compensation Plan, primarily in connection with year end compensation. The compensation expense associated with these awards are generally accrued over the one year period prior to the grant date and are allocated to the Company. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying requirements outlined in the award agreements.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker dealer. The Company is also involved, from time to time, in other reviews, investigations and proceedings, both formal and informal, by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in the aggregate, any pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on its results of operations, cash flows or financial condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the financial statements is not material.

Recent Accounting Developments

New Accounting Standards to be Adopted in Future Period

Income Taxes. In July 2013, FASB issued Accounting Standards Update ("ASU") No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* to eliminate diversity in practice. The guidance requires an entity to net their unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements against a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward, unless such tax loss or credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes resulting from the disallowance of a tax position. In the event that the tax position is disallowed or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit shall be presented in the financial statements as a liability and shall not be combined with deferred tax assets. The guidance is effective for annual reporting periods beginning after December 15, 2013 (fiscal year ended November 30, 2015) and is to be applied prospectively. There will be no material impact on the Company's financial statements as a result of the adoption of this guidance.

Adopted Accounting Standards

Indefinite-Lived Intangible Asset Impairment. In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.* The guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The update does not revise the requirement to test indefinite-lived intangible assets annually for impairment, or more frequently if deemed appropriate. The adoption of this guidance on December 1, 2012 did not affect the Company's financial condition, results of operations or cash flows as it does not affect how impairment is calculated.

Goodwill Testing. In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment.* The update outlines amendments to the two step goodwill impairment test permitting an entity to first assess qualitative factors in determining whether it is more likely than not that the fair

value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company adopted this guidance on December 1, 2012, which did not change how goodwill impairment is calculated nor assigned to reporting units and therefore had no effect on the Company's financial condition, results of operations or cash flows.

3. MERGER TRANSACTION

On March 1, 2013, the Parent merged with Leucadia. The Merger Transaction was accounted for by the Parent under the acquisition method of accounting and through the application of push down accounting, $8.2 million of the total purchase price of $4.8 billion was allocated to the Company. The allocation of the consideration is based on several factor's including, but not limited to, valuation assessments of tangible and intangible assets and liabilities. The fair value of the identifiable assets of the Company at the date of the merger was $6.4 million, including intangible assets of $0.8 million, and the fair value of liabilities was $2.4 million. This resulted in the recognition by the Company of goodwill of $4.2 million. The following table summarizes the new basis for the Company's assets and liabilities at the date of acquisition, which have been reflected in these financial statements (in thousands):

Assets acquired:		
Cash and cash equivalents	$	3,632
Receivable from Jefferies LLC		1,798
Commissions receivable		18
Premises and equipment - net		35
Other assets		57
Intangible assets		823
Total assets	$	6,363
Liabilities assumed:		
Payable to Parent	$	67
Accrued expenses and other liabilities		2,327
Total liabilities	$	2,394
Fair value of net assets acquired, excluding goodwill	$	3,969
Goodwill	$	4,221

4. OTHER REVENUES

Other revenues includes historically accumulated funds, originally collected from customers for purposes of paying Section 31 fees to U.S. national securities exchanges, in excess of the amounts invoiced by the exchanges, trading gains (losses) and dividend income on the Company's money market accounts.

5. GOODWILL AND INTANGIBLE ASSETS

In connection with the Merger Transaction between the Parent and Leucadia on March 1, 2013 and the application of push down accounting, the Company's assets, including new and existing intangible assets, and liabilities were recognized at fair value.

Goodwill — At November 30, 2013, goodwill amounted to $4.2 million. All goodwill relates to the Merger Transaction between the Parent and Leucadia on March 1, 2013. The Company performed a qualitative assessment of goodwill impairment as of August 1, 2013 and concluded that it is not more likely than not that the fair value of the Company is less than its carrying amount. Accordingly, goodwill was not impaired. In performing the qualitative assessment, the Company considered macroeconomic conditions, industry and market considerations and the financial performance of the Company. Adverse market or economic events could result in impairment charges in future periods.

Intangible assets —The gross cost, accumulated amortization, net carrying amount and weighted average remaining lives of the intangible assets as of November 30, 2013 by major asset category is as follows (in thousands):

	Gross cost	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 239	$ (10)	$ 229	17.3
Trade name	372	(8)	364	34.3
Exchange membership interests and registrations	212	-	212	N/a
	$ 823	$ (18)	$ 805	

Amortization expense of intangible assets for the nine months ended November 30, 2013 was $18,000 and is included in Other expenses on the Statement of Earnings. As of November 30, 2013, estimated future amortization expense for the next five fiscal years is as follows (in thousands):

Year ended November 30,	
2014	$ 24
2015	24
2016	24
2017	24
2018	24

The annual impairment testing of intangible assets on August 1, 2013 did not indicate any impairment.

6. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state and local jurisdictions. The Company files a consolidated U.S. Federal and applicable state combined or unitary income tax returns with its Ultimate Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

The Company accounts for income taxes on a separate–company basis. The current and deferred components of the income tax expense included in the Statement of Earnings are as follows (in thousands):

	Successor			Predecessor		
	Nine months ended November 30, 2013			Three months ended February 28, 2013		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 324	$ 455	$ 779	$ (9)	$ 149	$ 140
State and local	197	251	448	(4)	73	69
	$ 521	$ 706	$ 1,227	$ (13)	$ 222	$ 209

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets and therefore no valuation allowance is required at November 30, 2013. Pursuant to the tax sharing agreement between the Company and its Parent, the Company settles its deferred tax assets and liabilities with the Parent periodically. In the absence of such an agreement, the Company would have reported a net deferred tax liability of approximately $746,000 as of November 30, 2013, which is primarily related to the amortization of goodwill and basis differences created by the Merger Transaction.

The difference between the federal statutory rate of 35% and the Company's effective income tax rate of 44.7% and 46.0% for the three months ended February 28, 2013 and the nine months ended November 30, 2013, respectively, is primarily due to the impact of state and local taxes.

At November 30, 2013, the Company has no unrecognized tax benefits and no provision for interest or penalties related to unrecognized tax benefits.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Statement of Financial Condition of the Company, but could have a material impact on the Statement of Earnings for the period in which such resolution occurs. The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2006
New York State	2001
New York City	2003

7. EMPLOYEE BENEFIT PLANS

The Company's employees are eligible to participate in various benefit plans of the Parent, including an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. Certain employees of the Company are eligible to participate in a stock ownership and long-term incentive plan (the "Plan") sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards of the Ultimate Parent and, prior to the Merger Transaction, the Parent.

There are no separate plans solely for the employees of the Company and therefore benefit plan expenses are determined based upon participation and are effected through an intercompany charge from the Parent. Included in Compensation and benefits on the Statement of Earnings are expenses related to these benefit plans amounting to $5,000 and $2,000 for the nine months ended November 30, 2013 and three months ended February 28, 2013, respectively.

8. OFF-BALANCE SHEET RISK

In the normal course of business, the Company is involved in the execution of various customer securities transactions which exposes the Company to a variety of risks. Customer activities are executed and directed to clearing firms for settlement on a cash, margin or delivery-versus-payment basis. The Company seeks to control the risk associated with these executions by establishing and monitoring share and dollar limits applicable to each customer.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to the net capital requirements of the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain minimum net capital, as defined in the Uniform Net Capital Rule 15c3-1 under the Act, of not less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items or 125% of its minimum dollar net capital requirement and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or 150% of its minimum dollar net capital requirement. At November 30, 2013, the Company had net capital of $4,487,000, which exceeded the minimum regulatory net capital requirement by $4,237,000.

10. GUARANTEES

The Company is a member of numerous exchanges. Membership of these exchanges may require the Company to pay a proportionate share of the financial obligation of another member in the event of default by that member on its obligation to the exchange. The maximum potential liability under these membership agreements cannot be quantified however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, at November 30, 2013, no contingent liability is recorded in the Statement of Financial Condition.

11. RELATED-PARTY TRANSACTIONS

The Company has significant transactions with the Parent and its subsidiaries. The Receivable from Jefferies LLC of $1,636,000 is primarily comprised of commission receivables.

Commission Revenue — Included in Commission revenues is approximately $5,951,000 and $1,673,000 of execution fees earned from Jefferies LLC for the nine months ended November 30, 2013 and the three months ended February 28, 2013, respectively.

Clearance and Administrative Activities — The Company clears its securities transactions through Jefferies LLC. In addition, Jefferies LLC provides the Company with certain administrative support, including systems and data processing, accounting, compliance, legal, office and general facilities support. For the nine months ended November 30, 2013 and the three months ended February 28, 2013, the Company incurred approximately $2,025,000 and $675,000, respectively, relating to these services, which are included within the Services provided by Jefferies LLC and Technology and communications expenses in the Statement of Earnings.

Dividend payment — On February 27, 2013, the Company paid a dividend to its Parent of $13,000,000.

Financing Activities — From time to time the Company obtains short-term financing from its Parent. Such borrowings are unsecured and generally payable on demand.

* * * * *

JEFFERIES EXECUTION SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF NOVEMBER 30, 2013

(Dollars in thousands)

Member's equity	$	9,631
Deduct:		
Nonallowable assets		5,144
Net capital before haircuts on securities positions		4,487
Haircuts on securities – other		—
Net capital		4,487
Net capital requirement		250
Net capital in excess of requirement	$	4,237

Note. There were no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited November 30, 2013 FOCUS Report filed on December 23, 2013.

To the Board of Directors and Shareholder of Jefferies Execution Services, Inc.:

In planning and performing our audit of the financial statements of Jefferies Execution Services, Inc. (the "Company") as of as of November 30, 2013 for the periods from December 1, 2012 to February 28, 2013 and March 1, 2013 to November 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
January 28, 2014